Exhibit 99.1

News Release

Hydro One Limited appoints David Lebeter as President and CEO

Appointment reinforces commitment to enabling economic growth and a clean energy future for customers and communities across Ontario

TORONTO, January 10, 2023 – Today, Hydro One Limited’s (Hydro One) Board of Directors announced the appointment of David Lebeter as the company’s new President and CEO. Mr. Lebeter is a highly regarded leader with deep industry experience, strong people leadership skills and proven results in improving safety, productivity, operational performance and customer experience.

With more than 40 years of experience in the utility and forestry sectors, he currently serves as the company’s Chief Operating Officer with responsibility for transmission and distribution including construction, maintenance, vegetation management as well as system operations, asset planning and engineering. He is also responsible for Hydro One Remote Communities Inc., which serves remote communities in Ontario’s far north. Before joining Hydro One, he held executive positions in safety and operations at BC Hydro and in the forest industry.

“David is a highly regarded leader with a proven record of building strong teams and improving safety, reliability, customer experience and productivity. With the support of the entire Board and a deep bench of leaders across Hydro One, David and his team will deliver greater value for customers, investors and all stakeholders and partners,” said Timothy Hodgson, Chair of the Board of Hydro One. “As we decarbonize our economy to meet our collective climate change goals, Hydro One is well-positioned to enable Ontario’s clean energy future while continuing to deliver exceptional customer service and support economic growth for communities across the province.”

During his time at Hydro One, Mr. Lebeter has earned a reputation as a relationship builder who delivers results and as a strong advocate for safety, employee engagement and customer centricity.

“I am excited to lead this great company and a strong team as we continue to deliver on our strategy of focusing on reliability, safety, customers and Indigenous communities to build a stronger and more prosperous Ontario,” said Mr. Lebeter. “I look forward to further engaging our employees, customers, Indigenous communities, investors and industry partners as we energize life for all Ontarians.”

Mr. Lebeter’s appointment is effective February 1 and his transition will be supported by Interim President and CEO William (Bill) Sheffield.

“On behalf of the Hydro One Board of Directors and the entire Hydro One family, I want to thank Bill Sheffield for his outstanding leadership and for continuing to deliver on our strategy as the Board of Directors identified the right candidate to deliver a growing capital program and lead Hydro One into the future,” Mr. Hodgson added.

BIO: David Lebeter, Incoming President and CEO and Chief Operating Officer

David Lebeter was appointed President and CEO of Hydro One Limited in January 2023. Mr. Lebeter is a highly regarded leader with over 40 years’ experience in the utility and forestry sectors and a reputation for driving improved safety, employee engagement, productivity, customer centricity and successfully delivering capital investments.

Mr. Lebeter has 18 years of experience in all facets of the electricity sector and was most recently the Chief Operating Officer of Hydro One Networks Inc., a role he assumed in January 2020, with responsibility for transmission and distribution, including construction, maintenance, vegetation management as well as system operations, asset planning and engineering. Under Mr. Lebeter’s leadership, the company has improved safety, productivity, reliability and customer experience.

Before joining Hydro One, he held progressively senior positions in operations and safety at BC Hydro from 2005 to 2019, including leadership roles in generation, transmission, distribution and safety. During his tenure, he was responsible for improving safety, reliability, employee engagement and customer service, lowering costs and building trust with union leaders and Indigenous communities.

Mr. Lebeter spent 23 years in the forest industry prior to joining the utility sector, working in leadership positions responsible for operations.

He has previously served as an Executive Board Member for Smart Grid Northwest, as an Operations Board Member for Western Energy Institute, and as the Chairman of the Distribution Council with the Canadian Electricity Association. He holds his ICD.D from the Institute of Corporate Directors.

Mr. Lebeter holds a Bachelor’s degree in Forestry from the University of British Columbia, and is a registered professional forester. In addition, Mr. Lebeter holds an Executive Master of Business Administration from Simon Fraser University.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $30.4 billion in assets as at December 31, 2021, and annual revenues in 2021 of approximately $7.2 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2021, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information:

Jay Armitage, Corporate Communications, media.relations@hydroone.com, 416-345-6868

Omar Javed, Investor Relations, investor.relations@hydroone.com, 416-345-5943